Exhibit 99.1

December 11, 2025

For Release: Immediately

Cycle Pharmaceuticals to Acquire Applied Therapeutics

Applied Therapeutic’s lead drug candidate, govorestat, is a novel central nervous system penetrant Aldose Reductase Inhibitor for the treatment of CNS rare metabolic diseases

NEW YORK, Dec. 11, 2025 – Applied Therapeutics, Inc. (Nasdaq: APLT; “Applied”), a clinical-stage biopharmaceutical company dedicated to creating transformative treatments for rare diseases, today announced a definitive agreement for Cycle Group Holdings Limited (“Cycle”) to acquire Applied Therapeutics.

Applied Therapeutics is a clinical-stage biopharmaceutical company committed to the development of novel drug candidates against validated molecular targets in rare diseases. Applied’s lead drug candidate, govorestat, is a novel central nervous system (CNS) penetrant Aldose Reductase Inhibitor (ARI) for the treatment of CNS rare metabolic diseases, including Classic Galactosemia, Charcot-Marie-Tooth Sorbitol Dehydrogenase Deficiency (CMT-SORD) and phosphomannomutase 2 congenital disorder of glycosylation (PMM2-CDG).

“We are confident that Cycle has the resources and capabilities to move govorestat forward towards the ultimate goal of bringing a life-changing treatment to the patients suffering from Classic Galactosemia, CMT-SORD and PMM2-CDG, who have always been at the center of everything we do at Applied,” said Les Funtleyder, Interim Chief Executive Officer and Chief Financial Officer of Applied. “I want to thank the entire Applied team for their perseverance and commitment. We are also grateful to the investigators and patients who have contributed to the development of govorestat.”

Under the terms of the merger agreement, Cycle will commence a tender offer to acquire all of the outstanding shares of Applied common stock for a per share price of $0.088 per share in cash payable at closing plus one non-transferrable contingent value right (CVR) that entitles the holder to receive potential additional payments.

The CVR provides payments based on the following:

•	Up to $0.10 per CVR in cash payable upon FDA approval of a new drug application for any galactosemia indication prior to the eighth anniversary of closing.

•	Up to $0.10 per CVR in cash payable upon FDA approval of a new drug application for the CMT-SORD indication prior to the eighth anniversary of closing.

•

Up to $0.20 per CVR in cash payable upon the first achievement of worldwide net sales of any product covered by the CVR by Cycle, its affiliates or licensees equal to or exceeding $200 million dollars in any four-quarter fiscal period prior to the tenth anniversary of closing.

•	Each CVR holder will also be entitled to receive their pro rata share of any cash of Applied in excess of $500,000 at closing (capped at $1.5 million) (“Closing Cash Payment”).

•	Each such CVR and Closing Cash Payment will be paid only once, if at all.

The transaction is subject to customary closing conditions contained in the merger agreement that will be filed with the SEC, including the tender of a majority of the outstanding shares of Applied common stock. The merger agreement does not include a financing condition. The transaction is expected to close in the first quarter of 2026, subject to satisfaction of the closing conditions. If the tender offer closes, then Cycle would acquire untendered shares of Applied through a second-step merger for the same consideration.

Applied also issued a Promissory Note (the “Promissory Note”) to Cycle. The Promissory Note is unsecured and enables Applied to receive loans aggregating up to $8.5 million from Cycle, to fund Applied’s working capital needs under an approved budget. Cycle’s funding obligations cease, and amounts borrowed immediately becomes repayable, if the transaction is terminated for certain reasons. Absent funds provided by Cycle under the Promissory Note or from another source, Applied would be unable to continue to fund its activities for more than a limited number of days and Applied would anticipate proceeding to wind down operations.

The transaction was unanimously approved by the Applied Board of Directors following an extensive evaluation of strategic alternatives. This evaluation process included numerous discussions with potential counterparties. The Applied Board of Directors determined that entering into the merger agreement with Cycle represented the path that best advanced the interests of Applied and its stockholders.

For Cycle, Goodwin Procter LLP is acting as legal counsel. For Applied, Aquilo Partners, L.P. provided a fairness opinion, and Ropes & Gray LLP is acting as legal counsel.

About Cycle Pharmaceuticals

Cycle was founded in 2012 with the sole aim of delivering drug treatments and product support to the underserved rare disease community. Cycle focuses on rare genetic conditions in metabolic, immunology, urology, and oncology. In neurology, Cycle focuses on multiple sclerosis. Cycle is headquartered in Cambridge, UK and has offices in Detroit, Michigan. For more information, please visit www.cyclepharma.com and follow us on X, LinkedIn and Facebook.

About Applied Therapeutics

Applied Therapeutics, Inc. is a clinical-stage biopharmaceutical company committed to the development of novel drug candidates against validated molecular targets in rare diseases. The Company’s lead drug candidate, govorestat, is a novel central nervous system (CNS) penetrant Aldose Reductase Inhibitor (ARI) for the treatment of CNS rare metabolic diseases, including Classic Galactosemia, Charcot-Marie-Tooth Sorbitol Dehydrogenase Deficiency (CMT-SORD) and phosphomannomutase 2 congenital disorder of glycosylation (PMM2-CDG).

Additional Information and Where to Find it

The tender offer referred to in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cycle Group Holdings Limited (“Parent”) and AT2B, Inc., an indirect wholly owned subsidiary of Parent (“Purchaser”) will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Purchaser will cause to be filed a tender offer statement on Schedule TO with the SEC, and Applied Therapeutics will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF APPLIED THERAPEUTICS ARE URGED TO

READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to Applied Therapeutics’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Applies Therapeutics by accessing https://ir.appliedtherapeutics.com/ or by contacting Investor Relations at appliedtherapeutics@argotpartners.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

APPLIED THERAPEUTICS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, statements regarding the proposed acquisition of Applied Therapeutics by Parent, the expected timetable for completing the transaction, and Applied Therapeutics’ future financial or operating performance. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed acquisition of Applied Therapeutics by Parent, similar transactions, prospective performance, future plans, events, expectations, objectives, opportunities, and the outlook for Applied Therapeutics; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; uncertainties as to how many of Applied Therapeutics’ stockholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring the Company to pay a termination fee pursuant to the Merger Agreement; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the proposed transaction; the response of business partners to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; the possibility that the milestone payments related to the CVR will never be achieved and that no milestone payment may be made or if made the amount of such milestone payment made; the risk that any equityholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; Applied Therapeutics’ ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; comments, feedback and actions of regulatory agencies; Applied Therapeutics’ dependence on the successful clinical development, regulatory approval and commercialization of its product candidates; the inherent uncertainties associated with developing new products or technologies and operating as clinical stage company; the Company’s obligations under the Promissory Note and its ability to satisfy such obligations; the Company’s ability to receive loans from Parent under the Promissory Note; the Company’s cash sufficiency and runway; and other risks identified in Applied Therapeutics’ SEC filings, including Applied Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and subsequent filings with the SEC. Applied Therapeutics cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The forward-looking statements in this document speak only as of the date of this document. Applied Therapeutics undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.